Exhibit 99.3

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the "Company")

FINAL DIVIDEND FOR 2013, ELECTION FOR STERLING DIVIDEND, AND RESULTS OF ANNUAL GENERAL MEETING

London, 6 May 2014 – Randgold Resources confirms that at the Company's Annual General Meeting held earlier today the shareholders approved a final dividend for the year ended 31 December 2013 of US$0.50 per share. The dividend payment will be made on Friday 30 May 2014 to shareholders on the register as at Friday 14 March 2014. The ex-dividend date was Wednesday 12 March 2014.

The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2013 in Pounds Sterling is: £1 = US$1.6880.

At the Annual General Meeting shareholders also approved the Company’s scrip dividend scheme which is conditional upon admission of the new ordinary shares being allotted to the Official List of the Financial Conduct Authority and to trading on London’s Stock Exchange plc’s market for listed securities

The Company also announces that at the Company's Annual General Meeting all of the resolutions were passed on a poll. Copies of all the resolutions passed have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

A summary of the votes cast in respect of each resolution is set out below (a "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution):

	In Favour		Against		Withheld
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes
Ordinary Resolutions
Report and Accounts	78 699 316	99.99	3 654	0.01	312 795
Declaration of Dividend	78 620 966	99.99	4 413	0.01	390 386
Directors' Remuneration Report	70 520 612	89.94	7 888 083	10.06	607 064
Directors’ Remuneration Policy Report	77 035 811	97.92	1 636 213	2.08	343 741
Re-election of Mark Bristow	78 690 990	99.99	10 493	0.01	314 282
Re-election of Norborne Cole Jr	78 581 706	99.85	118 463	0.15	315 596
Re-election of Christopher Coleman	78 056 029	99.18	642 329	0.82	317 407
Re-election of Kadri Dagdelen	78 689 824	99.99	10 067	0.01	315 874
Re-election of Jemal-ud-din Kassum	78 686 540	99.98	13 509	0.02	315 716
Re-election of Jeanine Mabunda Lioko	78 688 362	99.99	11 747	0.01	315 656
Re-election of Andrew Quinn	78 648 796	99.94	49 594	0.06	317 375
Re-election of Graham Shuttleworth	78 690 376	99.99	9 543	0.01	315 846
Re-election of Karl Voltaire	78 649 444	99.94	49,679	0.06	316 642
Re-appointment of Auditors	78 700 615	99.99	5 208	0.01	309 942
Auditors' Remuneration	78 690 795	99.98	14 710	0.02	310 260
Special Resolution
Increase Authorised Share Capital	77 478 379	98.44	1 225 417	1.56	311 969

	In Favour		Against		Withheld
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes
Ordinary Resolutions
Authority to Allot Shares	78 432 253	99.66	268 455	0.34	315 057
Awards of Shares to Non-Executive Directors	78 524 420	99.78	176 650	0.22	314 695
Variation of Directors' Powers	77 180 341	99.63	284 308	0.37	652 139

Special Resolutions
Authority to Disapply Pre-Emption Rights	76 740 668	97.51	1 956 049	2.49	319 048
Authority for the Company to Purchase its Own Shares	78 694 870	99.98	12 244	0.02	308 651
Amend Articles of Association	78 674 909	99.98	16 555	0.02	324 301
Ordinary Resolutions
Scrip Dividend	78 651 284	99.95	38 494	0.05	325 987
Electronic Communications	78 677 849	99.98	16 806	0.02	321 110

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Finance Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com